CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectuses and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information, each dated August 31, 2026, and each included in this Post-Effective Amendment No. 51 to the Registration Statement (Form N-1A, File No. 333-148652) of Dreyfus Institutional Reserves Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated June 23, 2026, with respect to the financial statements and financial highlights of BNY Dreyfus Institutional Preferred Treasury Obligations Fund (one of the funds comprising Dreyfus Institutional Reserves Funds) included in the Annual Report (Form N-CSR) for the year ended April 30, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

August 26, 2026